FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2010
Commission File No. 000-49751

CATALYST PAPER CORPORATION
(Translation of registrant's name into English)

2nd Floor, 3600 Lysander Lane
Richmond
British Columbia, Canada V7B 1C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X_  Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ___  No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ___  No _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

By:           /s/ Valerie Seager_____________

Name:           Valerie Seager

Title:           Vice President and General Counsel

Date: March 10, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release March 10, 20101

99.2
Material Contract – Indenture dated as of March 10, 2010 governing the Corporation’s 11% senior secured notes due 2016 among the Corporation, the subsidiary guarantors named therein, Wilmington Trust FSB, as Trustee and Computershare Trust Company of Canada as collateral trustee2

99.3
Material Contract - Fourth Supplemental Indenture dated as of March 10, 2010 amending the indenture governing the Corporation’s  8 5/8% senior notes due 2011 among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee3

99.4
Material Contract - Third Supplemental Indenture dated as of March 10, 2010 amending the indenture governing the Corporation’s 7 3/8% senior notes due 2014 among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee4

99.5
Material Contract - First Amending Agreement dated March 10, 2010 amending the Credit agreement dated as of August 1, 2008  among the Corporation, the subsidiary credit parties and guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc. and the lender parties named therein5

1 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)

2 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)

3 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)

4 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)

5 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)